January 15, 2007

Ms. April Sifford
Branch Chief Accountant
Division of Corporation Finance
Mail Stop 7010
United States Securities and
     Exchange Commission
Washington, DC  20549-7010

           Re:     Tasty Baking Company
                   Form 10-K for Fiscal Year Ended December 31, 2005
                   Filed March 14, 2006
                   Form 10-Q for the Fiscal Quarter Ended September 30, 2006 Filed November 3, 2006
                   File No. 1-05084

Dear Ms. Sifford:

                    Thank you for your letter of December 15, 2006, reflecting comments resulting from your review of our filings on Form 10-K for the fiscal year ended December 31, 2005, and Form 10-Q for the fiscal quarter ended September 30, 2006 (the "Comment Letter").

                    We have reviewed your comments carefully and set forth our detailed responses below. For ease of reference, the text of each numbered comment is reproduced immediately preceding our corresponding response.

                    Having reviewed the referenced filings in light of your comments, the company continues to believe that these filings comply with the applicable disclosure requirements. However, the company plans to incorporate in its future filings additional information identified in the Comment Letter that may enhance its overall disclosure by providing additional detail to investors. On or about March 15, 2007, the company expects to file its Report on Form 10-K for the fiscal year ended December 30, 2006. As indicated specifically below, the guidance provided in the Comment Letter regarding opportunities for enhanced disclosure will be reflected in the forthcoming Form 10-K and in subsequent periodic filings, as appropriate.

Form 10-K for the Fiscal Year Ended December 31, 2005
-----------------------------------------------------

Critical Accounting Estimates
-----------------------------
Customer Sales and Discounts and Allowances, page 12
----------------------------------------------------

Ms. April Sifford
Securities and Exchange Commission
January 15, 2007
Page 2



COMMENT 1 "We note your discounts and allowances were 38% of your gross sales for the fiscal year ended December 31, 2005. Tell us and revise your disclosure to more fully explain why your discounts and allowances are a significant percentage of your sales. Also, tell us and disclose why customers are taking deductions when they make payments, why you reserve for those deductions at the time they are taken by the customers, and if you are aware of these potential deductions at the time of shipment to the customer."

COMMENT 2 "Clarify your disclosure regarding the $9 million discount and allowance activity for one month. It is not clear if you are referring to an average month of activity or if this is related to a specific month."

         Response to #1 & #2:
         ---------------------
         Total discounts and allowances were 38% of gross sales in 2005. This percentage is consistent with prior years and is a significant percentage of gross sales since all price discounts given to both independent sales distributors and third-party distributors are reflected as reductions to gross sales. The average monthly amount of discounts and allowances was approximately $9 million in 2005.

         Some customers take unauthorized deductions when they make payments to the company. Unauthorized deductions are taken by customers for various reasons, including, but not limited to, missing or damaged product. It is the company's policy to establish a reserve for each unauthorized deduction at the time it is taken by the customer. Unauthorized deductions that become known by the company after period end, but prior to the period end close, are reserved for in the period of shipment. The reserve is maintained until such time as the company can determine the validity of the deduction. If it is ultimately determined after investigation that a deduction is not valid, the customer is charged back and the reserve is reversed. Unauthorized deductions are not known by the company at the time of shipment.

         The following revised disclosure will be made in the Form 10-K for the fiscal year ended December 30, 2006, and all other subsequent filings, as appropriate.

         Revised Disclosure
         ------------------
         The company gives allowances and offers various sales incentive programs to customers and consumers that are accounted for as a reduction of sales. The company records estimated reductions to sales for:

            o Price promotion discounts at the time the product purchased by the independent sales distributor is sold to the final retail customer
            o   Distributor discounts at the time revenue is recognized
            o   Coupon expense at the estimated redemption rate
            o   Customer rebates at the time revenue is recognized
            o Cooperative advertising at the time the company's obligation to the customer is incurred
            o   Product returns received from independent sales distributors

         Price promotion discount expense is recorded when the related product being discounted is sold by the independent sales distributor to the retail customer. The amount of the price promotion is captured in the handheld computer system when the independent sales distributor sells product to the retail customer. The price promotion discount is based upon actual discounts per case based upon an approved price promotion calendar. Any variation in price discounts, which is recorded each month, is due primarily to the company selling more volume on discount than estimated. Independent sales distributors receive a purchase discount equal to a percentage of the wholesale price of product sold to retailers and other customers, adjusted for price promotions and product returns. Direct retail customers receive a purchase discount equal to a percentage of the wholesale price of product received. Discounts to distributors and retail customers are based on agreed upon rates, and amounts vary based upon volume.

Ms. April Sifford
Securities and Exchange Commission
January 15, 2007
Page 3

         Coupon expense estimates are based upon the number of coupons dropped to consumers and the estimated redemption percentage. The estimated redemption percentages are based on data obtained from the company's third-party coupon processor, and its experience with similar coupons drops. The estimate is updated monthly upon receipt of the actual coupon redemption report.

         Estimates for customer rebates assume that customers will meet the required quantities to qualify for payment. If the customers fall above or below the estimate as the year progresses, this could impact the estimate.

         Cooperative advertising expense is recorded based on the estimated advertising cost of the underlying program.

         Product returns are recorded as product is returned to the company. At quarter end, an estimated reserve for product returns is recorded based upon sales and actual return experience in the last month of the quarter. Actual returns may vary from this estimate. A product return reserve is established based on the actual product returns that come in subsequent to year-end.

         Some customers take unauthorized deductions when they make payments to the company. Unauthorized deductions are taken by customers for various reasons, including, but not limited to, missing or damaged product. It is the company's policy to establish a reserve for each unauthorized deduction at the time it is taken by the customer. The reserve is maintained until such time as the company can determine the validity of the deduction. If it is ultimately determined after investigation that a deduction is not valid, the customer is charged back and the reserve is reversed.

         Since the company obtains updated information on every discount and allowance account each month, the risk that estimates are not properly recorded is generally limited to a percentage of one month's activity. The average monthly amount of discounts and allowances was approximately $X million in 2006. Historically, actual discounts and allowances have not varied significantly from estimates. Total discounts and allowances were X% of gross sales in 2006. This percentage is consistent with prior years and is a significant percentage of gross sales since all price discounts given to both independent sales distributors and third-party distributors are reflected as reductions to gross sales.

Results of Operations
---------------------
Cost of Sales, page 16
----------------------

COMMENT 3 "Tell us why you discuss cost of sales as a percentage of gross sales while you discuss gross margin as percentage of net sales. The discussion appears inconsistent. Please clarify."

         Response to #3:
         ---------------
         We discuss cost of sales as a percentage of gross sales to explain the relationship between the cost of producing a product and the list price of that product before all of the discounts and allowances are applied. By doing this, we are better able to discuss changes in product costs due to inflation or sales mix, and the relationship these changes have with the list price of the products sold.

Ms. April Sifford
Securities and Exchange Commission
January 15, 2007
Page 4

         We discuss gross margin as a percentage of net sales because this is a standard industry metric of profitability, which measures the efficiency of profit realization before selling, general and administrative expenses are considered.


Form 10-Q for the quarterly period ended September 30, 2006
-----------------------------------------------------------

Note 1. Summary of Significant Accounting Policies
--------------------------------------------------
Grants, page 8
--------------

COMMENT 4 "Tell us and disclose in greater detail how you account for the grants, citing the appropriate accounting literature. Further, tell us what you mean by outstanding, unearned applicant grants."

         Response to #4:
         ---------------
         For the training grant, the training expense is recognized when incurred and an offset to the expense is recognized only when and if the government agencies involved give proper approvals and remit the reimbursement funds to the company. In certain instances, the training expense is paid directly to the training vendor by the governmental agency. In such cases, there is no impact to the company's income statement.

         For the Project Fresh Start grant, the company serves simply as an intermediary for the state agencies that allocated the funds for this Project. The total amount of the grant funds as of September 30, 2006, was $173,000. Because the company serves as an intermediary, it records an offsetting asset and liability for the total amount of any "unearned applicant grants" as they relate to the Project. The term "unearned applicant grants" means the total amount of funds granted by the state agencies, less any amounts "earned" by the grant recipients or applied to outstanding amounts due to the company by the grant recipient upon subsequent sale of the route. Grants are "earned" by the recipients in 20% annual increments beginning at the end of the 6th year of each grant. There is no income statement impact to the company related to the establishment of, or subsequent change to, the asset and liability amounts.

         Since there is no current or future income statement impact related to these Project Fresh Start grants, using the term "unearned applicant grants" may cause some confusion. The company will modify the disclosure as outlined below.

         The following revised disclosure will be made in the Form 10-K for the fiscal year ended December 30, 2006, and all other subsequent filings, as appropriate.

         Revised Disclosure
         ------------------
         The company receives grants from various government agencies for additional employee training purposes. Expenses for the training are recognized in the company's income statement at the time the training takes place. When the proper approvals are given and funds are received from the government agencies, the company records an offset to the training expense already recognized.

         In addition, in 2006, in conjunction with The Reinvestment Fund, Allegheny West Foundation, and the Department of Community and Economic Development of the Commonwealth of Pennsylvania (the "DCED"), the company activated Project Fresh Start (the "Project"). The Project is an entrepreneurial development program that provides an opportunity for qualified minority entrepreneurs to purchase distribution routes from independent sales distributors. The source of grant monies for this program is the DCED. These grants are used by minority applicants to partially fund their purchase of an independent sales distribution route.

Ms. April Sifford
Securities and Exchange Commission
January 15, 2007
Page 5

         Because these Project grant funds merely pass through the company in its role as an intermediary, the company records an offsetting asset and liability for the total amount of grants as they relate to the Project. There is no income statement impact related to the establishment of, or subsequent change to, the asset and liability amounts.

Note 4. Property, Plant and Equipment, page 11
----------------------------------------------

COMMENT 5: "Tell us how you accounted for the $1.6 million option and cite the appropriate accounting literature you used. We note the option is non-refundable unless the company cannot or does not convey good, marketable and insurable fee simple title of the Property to Keystone."

         Response to #5:
         ---------------
         In July 2006, the company received $1.6 million in cash from Keystone Redevelopment Partners, LLC ("Keystone") in consideration for granting Keystone an option to acquire the company's Fox Street property on which its corporate offices and distribution center are located (the "Property"). In accordance with Statement of Financial Accounting Standards (SFAS) No. 66: Accounting for Sales of Real Estate ("SFAS 66"), a deposit of $1.6 million was recorded and no income recognized when this cash was received in July 2006. SFAS 66, paragraph 32 provides that proceeds from the issuance of an option by a property owner should be accounted for as a deposit and profit shall not be recognized until the option either expires or is exercised.

         The following revised disclosure will be made in the Form 10-K for the fiscal year ended December 30, 2006, and all other subsequent filings, as appropriate.

         Revised Disclosure
         ------------------
         In July 2006, the company received $1,600 in cash from Keystone Redevelopment Partners, LLC ("Keystone") in consideration for granting Keystone an option to acquire the company's Fox Street property on which its corporate offices and distribution center are located (the "Property"). In accordance with Statement of Financial Accounting Standards (SFAS) No. 66: Accounting for Sales of Real Estate ("SFAS 66"), income was not recognized when the cash was received in July 2006. SFAS 66 provides that proceeds from the issuance of an option by a property owner should be accounted for as a deposit, and profit shall not be recognized until the option either expires or is exercised.

         On December 26, 2006, the company received notification from Keystone that Keystone would not exercise its option to acquire the Property. Based upon the termination notice, the company recorded pre-tax income of $1,600 during the fourth quarter of 2006.

Ms. April Sifford
Securities and Exchange Commission
January 15, 2007
Page 6

Closing Comments
----------------

                    In connection with this response to your comments, the company acknowledges that:

            o the company is responsible for the adequacy and accuracy of the disclosure in its filings;
            o staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and
            o the company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

                    You may contact me with any questions on 215-221-8873.

                                   Sincerely,

                                               /s/ David S. Marberger


                                               David S. Marberger

cc:    Charles P. Pizzi, CEO
       Robert Carroll